Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of First Oak Brook Bancshares, Inc. as of December 31, 2002:

Subsidiary	Jurisdiction of Incorporation or Organization

Oak Brook Bank	Illinois

FOBB Statutory Trust I	Connecticut

FOBB Statutory Trust II	Connecticut

Oak Real Estate Development Corporation	Illinois

West Erie, LLC	Illinois